UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1. Other news.

OTHER NEWS

Subject: Clarification on Media Article

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

This is with regard to an article carried in The Morning Context, a news portal, with the headline “ICICI Bank in a tizzy after CEO move comes out of left field.”

We would like to categorically deny the information published in the article regarding ICICI Bank’s MD allegedly expressing willingness to leave his position due to personal reasons. This information is figment of imagination and therefore, completely baseless and misleading. It appears that this rumour is being spread with an ulterior motive and malicious intent in order to harm the Bank and its stakeholders.

You are requested to please take the above information on record.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	May 2, 2024	By:	/s/Vivek Ranjan
			Name:	Vivek Ranjan
			Title :	Assistant General Manager